Mail Stop 3561

January 6, 2010

Timothy Neher
Principal Executive Officer and Principal Financial Officer
Accelerated Acquisitions III, Inc.
122 Ocean Park Boulevard
Suite 307
Santa Monica, CA 90405

     Re: **Form 10-K for Fiscal Year Ended December 31, 2008 filed March 26, 2009 and Form 10-Q/A for Fiscal Quarter Ended September 30, 2009 filed December 18, 2009 for the following companies:**

            Accelerated Acquisitions III, Inc., File No. 000-53393
            Accelerated Acquisitions IV, Inc., File No. 000-53392
            Accelerated Acquisitions V, Inc., File No. 000-53394

Dear Mr. Neher:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for the Nine Months Ended September 30, 2009

Item 4(T)a. Controls and Procedures, page 3

1. In response to our prior comment one, we note that you have amended your Form 10-Q to provide the disclosures required by Item 307 of Regulation S-K. We also note that management has concluded that your disclosure controls and procedures were effective as of September 30, 2009. Please tell us how management's failure to provide the disclosure required by Item 307 of Regulation S-K impacts your conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Form 10-Q to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant, at (202) 551-3398 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services